Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended March 31, 2005
Operating Revenue:
Operating Revenue	$55,486,829

Operating Expenses:
Fuel Used in Heat and Electric Generation	26,191,625
Operation and Maintenance Expenses	6,787,068
Property, Franchise & Other Taxes	870,307
Depreciation, Depletion & Amortization	4,717,475

Operating Expenses	38,566,475

Operating Income	16,920,354

Other Income	335,011

Interest Charges	1,849,378

Net Income Before Income Taxes	15,405,987

Income Taxes - Current	7,037,573
Income Taxes - Deferred	804,565

7,842,138

Minority Interest in Foreign Subsidiaries	(2,405,487)

Net Income	$5,158,362